# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Japan Smaller Capitalization Fund Inc, CIK 0000859796
CUSIP: 47109U104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Worldwide Plaza, 309 West 49th Street, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001072613-20-000056
Filed by CIK 0001034546

## Reporting persons
- City of London Investment Management Company Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 3,894,571; shared voting power 0; sole dispositive power 3,894,571; shared dispositive power 0; aggregate amount beneficially owned 3,894,571 (13.7% of the class)

## Item 1. Issuer
Name of issuer: Japan Smaller Capitalization Fund Inc
Address of issuer's principal executive offices: Worldwide Plaza, 309 West 49th Street, New York, NY 10019

## Item 2. Person Filing
Name of person filing:
This statement is being filed by City of London Investment Management Company Limited ("CLIM" or the "Reporting Person"). CLIM is a fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by City of London Investment Group plc ("CLIG"), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between CLIM and CLIG such that voting and investment power over the subject securities is exercised by CLIM independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between CLIM and CLIG.

CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including CA International Equity CEF Fund ("CARDINAL"), a private investment fund organized as a Delaware business trust, All World Ex US Equity CEF Fund ("FALCON"), a private investment fund organized as a Delaware business trust, CA All-World Ex US Equity CEF Fund ("MACAW"), a private investment fund organized as a Delaware business trust, International Equity CEF Fund ("PHOENIX") and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

CARDINAL, FALCON, MACAW and PHOENIX are collectively referred to herein as the "City of London Funds."

The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and the Segregated Accounts.
Address of principal business office or, if none, residence:
77 Gracechurch Street
London EC3V 0AS
England
Citizenship: England and Wales

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,894,571.00
Percent of class: 13.7 %
Sole power to vote or to direct the vote: 3,894,571.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 3,894,571.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- City of London Investment Management Company Limited: /s/ Catrina Reagan, Catrina Reagan/US Chief Compliance Officer (07/24/2026)